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                            SHARE PURCHASE AGREEMENT



                                DATED MAY 16 2001



                                 BY AND BETWEEN



                          PARADIGM GEOPHYSICAL LIMITED

                                       AND

                                PETER DAVID RABY







                                    REGARDING

     THE PURCHASE OF THE ENTIRE ISSUED SHARE CAPITAL OF SYSDRILL LIMITED
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                                                    Amended - Masons - 15/5/01


                            SHARE PURCHASE AGREEMENT

                       DATED the 16th. day of May 2001

                                 BY AND BETWEEN

                            PARADIGM GEOPHYSICAL LIMITED

          a corporation incorporated under the laws of the State of Israel

                            Company number: 52-004351-4
                                (the "PURCHASER")

                                     - and -

                              PETER DAVID RABY,

                         a Scottish citizen and resident
                                 (the "SELLER")



                                    RECITALS:

WHEREAS, the Company is engaged in the development, marketing, sale and support of, and services related to, software drilling solutions for the oil and gas industry;

WHEREAS, the Seller owns the entire issued share capital of the Company, which shares Seller wishes to sell to the Purchaser and the Purchaser wishes to buy such shares from Seller, all on the terms hereinafter set forth;

NOW THEREFORE, in consideration of the representations, warranties, promises and mutual agreements and benefits herein contained and to be derived and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties hereto agree as follows:
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                                    ARTICLE 1


                                 INTERPRETATION


1.1     DEFINITIONS


        In this Agreement, except as otherwise expressly provided, capitalised words or expressions shall have the meanings set out below:


        "Agreed Form" means a form agreed between the parties and for the purposes of identification, initialed by or on behalf of the parties;


        "Agreement" means this agreement, including the Schedules and the Disclosure Letter which forms an integral part of the agreement between the Purchaser and the Seller for the sale and purchase of the Company;


        "Business" means the business of the Company as at the Completion
        Date;


        "Business Day" means a day (other than a Saturday) on which banks are open for the transaction of normal banking in the City of London;


        "Company" means Sysdrill Limited brief details of which appear in
        Schedule 1;


        "Completion Accounts" means the Completion Balance Sheet and profit and loss account prepared as at close of business on the Completion Accounts Date;


        "Completion Balance Sheet" means the balance sheet of the Company prepared in accordance with Schedule 2 as at the Completion Accounts Date;


        "Completion Accounts Date" means Tuesday 15 May 2001;


        "Company Board" means the board of directors of the Company from time to time;


        "Companies Act" means the Companies Act 1985 as amended by the Companies Act 1989;


        "Completion Date" means 16 May 2001 or such earlier or later date as may be agreed by the parties;


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        "Company Intellectual Property" means any Intellectual Property
        Rights used or owned by the Company;


        "Company Related Party" Each of the following shall be deemed to be a "Company Related Party":


        (i) any Entity (other than the Company) in which any one of the Persons referred to in sub-clauses, (ii) or (iii) below holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a controlling voting, proprietary or equity interest;


        (ii) each individual who is, or who has at any time been, a director and/or officer of the Company but excluding the secretary of the Company immediately prior to Completion; and


        (iii) any Connected Person of any of the individuals referred to in clause (ii) above;


        "Completion" means the completion of the sale and purchase of the shares in accordance with Article 6;


        "Contract" means any contract, agreement, obligation, promise, commitment or other undertaking (written or oral), which is legally binding;


        "Connected Person" shall have the meaning ascribed to it in section 839 (2) of the Taxes Act 1988;


        "Disclosed" means fairly and specifically disclosed to the Purchaser in the Disclosure Letter;


        "Disclosure Letter" means the letter (together with the documents referred in and attached to the Schedule thereto and included in the bundle of disclosed documents) in the Agreed Form from the Seller to the Purchaser;


        "Employee Benefit Plan" means any pension or benefit plan established by the Company existing at the Completion Date or prior thereto, to which the Company contributes or has contributed or under which any employee (whether past or present) or any beneficiary thereof is covered, or is eligible for coverage;


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        "Encumbrance" shall mean an encumbrance or security interest of any kind whatsoever including (without limitation) any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, trust, equitable interest, option, right of first refusal, pre-emptive right, conversion right, third party right or interests, right of set-off or counterclaim or any other type of preferential agreement (such as a retention of title arrangement) having similar effect but excluding any pre-emption rights on the transfer of shares arising under the Articles of Association of the Company.


        "Entity" shall mean any corporation (including, without limitation, any not-for-profit entity), general partnership, limited partnership, limited liability partnership, joint venture, company (including, without limitation, any limited liability company).


        "Escrow Agent" shall have the meaning set out in the Escrow Agreement.


        "Escrow Agreement" shall mean the Security Escrow Agreement dated the date hereof between the Seller, the Purchaser and Escrow Agent.


        "Financial Statements" means the audited financial statements of the Company as of December 31, 1998 and December 31, 1999 (comprising an audited profit and loss account and a balance sheet) all prepared in accordance with GAAP consistently applied;


        "GAAP" means generally accepted accounting principles in Great
        Britain;


        "Governmental Authority" means any government department or agency or local or other authority in the United Kingdom;


        "Governmental Authorisation" means any approval, consent, permit, ruling, waiver, exemption or other authorisation (including the lapse, without objection, of a prescribed time under a statute or regulation that states a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law;


        "Halmar Investment" means the investment of the Company in Halmar Sp.z.oo, a company registered in Poland;


        "Intellectual Property Rights" any and all patents, trade marks, service marks (registered or unregistered), trade dress, and all applications and registrations in


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        any jurisdiction pertaining to the foregoing and any good will associated therewith; patentable inventions, discoveries, improvements, ideas, formula methodology, processes, technology, computer programs and software (including, except where otherwise indicated, the source code and object code), and all applications and patents in any jurisdiction pertaining to the foregoing; registered designs, unregistered design rights, copyrights in writings, designs, mask works or other works, (including copyright in any designs and computer software), and all applications and registrations in any jurisdiction for the foregoing; internet web sites, domain names, and all applications and registrations pertaining thereto; licenses relating to the foregoing; inventions, trade secrets, know-how, business names, trading names, brand names and rights of a similar character in any part of the world and all applications and rights to apply for protection of any of the same; claims or causes of action arising out of or related to infringement or misappropriation of the foregoing;


        "Laws" means all applicable laws, statutes, regulations, statutory instruments, ordinances, rules, orders, directives or other requirements whether of the UK or the European Union or of any Governmental Authority;


        "Legal Requirement" shall mean the requirement of any statute, statutory provision regulations or any subordinated or delegated legislation including (without limitation) any statutory instruments, rules, regulations, orders or subordinate or delegated legislation made pursuant to any of the foregoing in force at the date of this Agreement;


        "Loan Notes" shall mean the guaranteed loan notes in the Agreed Form in the principal amount of L2,900,000, increased or decreased in accordance with the provisions of paragraph 1.1 of Schedule 2 to this Agreement ;


        "Management Accounts" the unaudited management accounts of the Company to 15 May 2001 as Disclosed;


        "Material Company Contract" shall have the meaning ascribed to it in
        Article 3.11;


        "Net Assets" means the net assets of the Company as shown in the Completion Balance Sheet and determined in accordance with the provisions of Schedule 2;

        "Order" means any (i) order, judgement or determination of any court, administrative agency or other Governmental Authority or any arbitrator or arbitration panel; or (ii)


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        Contract with any Governmental Authority that is or has been entered into in connection with any Proceeding;


        "Ordinary Course of Business" means any action taken by the Company which is recurring in nature, is consistent with any of the Company's, past practices, and is taken in the ordinary course of the Company's, normal day-to-day operations;


        "Organisational Documents" means the Memorandum and Articles of Association as the same may be amended, supplemented or otherwise modified from time to time;


        "Paradigm Shares" means 200,000 ordinary shares par value NIS 0.5 of the Purchaser;


        "Party" means the Seller or the Purchaser or, as the context requires, either one of them;


        "Pension Scheme" means the Sysdrill Directors SSAS established by Definitive Trust Deed dated 23, May 1996 and referred to in Article 11.1;


        "Person" includes an individual, corporation, partnership, trustee, trust, unincorporated association, executor, administrator or other legal or personal representative and pronouns have a similarly extended meaning;


        "Personal Pension Scheme" has the meaning given in section 630 of the Taxes Act;


        "Pounds" means the legal currency of the United Kingdom;


        "Proceeding" shall mean any litigation, arbitration or proceedings in any tribunal or any dispute resolution process;


        "Property" means the Mackenzie Building, 168 Skene Street, Aberdeen AB10 1PE disposed of by the Company to the Seller or an affiliate of the Seller prior to Completion;


        "Purchase Price" shall mean the sum of L3,500,000, increased or decreased in accordance with the provisions of paragraph 1.1 of Schedule 2 to this Agreement; (payable in cash and by the issue of Loan Notes) and in addition the issue and allotment to the Seller of the Paradigm Shares;


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        "Purchaser Group Company" means any subsidiary or holding company of the
        Purchaser or any subsidiary of any such holding company;


        "Purchaser's Accountants" means Kost, Forer & Gabai, an affiliate of Ernst & Young of 3 Aminadav Street, Tel Aviv 67067, Israel;


        "Registered Intellectual Property" means registered patents and trademarks;


        "Returns" shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Tax, including information returns or reports with respect to withholding and other payments to third parties;


        "Seller's Knowledge" or "knowledge of the Seller" shall mean the knowledge of the Seller after due and careful inquiry and consultation with Dawood Khan, the General Manager of the Company, and Mike Rae, the administrator of the Company.


        "Seller's Accountants" means Deloitte & Touche of 2 Queen's Terrace, Aberdeen, AB10 1XL;


        "Seller's Loan" shall have the meaning ascribed to it in Article 6.4;


        "Shares" means the one ordinary share of the Company par value L1 per share of the Company, constituting the entire issued share capital of the Company;


        "Tax" or "Taxation" shall have the meaning given in the Tax Deed of Covenant;


        "Taxation Authority" shall have the meaning in the Tax Deed of Covenant;


        "Tax Deed of Covenant" means the covenant given by the Seller to the Purchaser in the form set out in Schedule 3 to this Agreement;


        "Taxes Act" means the Income and Corporation Taxes Act 1988;


        "Transactional Agreements" shall mean the Agreement and all other agreements, certificates and instruments specifically referred to in this Agreement;


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        "Transactions" means the execution and delivery of this Agreement and the other Transactional Agreements and all the transactions contemplated by this Agreement and the other Transactional Agreements to be performed at Completion; and


        "Warranties" means the warranties and representations set out in Article 3 of this Agreement.


1.2     CONSTRUCTION


        In this Agreement:


        1.2.1 words denoting the singular include the plural and vice versa and words denoting any gender include all genders;


        1.2.2   the word "including" shall mean "including without limitation";


        1.2.3   any reference to a statute or statutory provision shall mean:


                (a) any statutory modification or re-enactment thereof (whether before or on or after the date hereof) for the time being in force;


                (b) all statutory instruments or orders made pursuant thereto; and


                (c) any statutory provisions of which that statutory provision is a re-enactment or modification,


               but provided always that no such modification or re-enactment after the Completion Date shall cause any additional liability on any Party or extend the liability of any Party under this Agreement;


        1.2.4 the use of headings is for convenience of reference only and shall not affect the construction of this Agreement;


        1.2.5 when calculating the period of time within which or following which any act is to be done or step taken, the date which is the reference day in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next Business Day;


        1.2.6 references to Articles or Schedules or paragraphs of Schedules are to Articles, Schedules or paragraphs to this Agreement;


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        1.2.7   any word or phrase defined in the Companies Act or the Taxes Act shall have that meaning in this Agreement. ARTICLE 2


                      PURCHASE AND SALE OF PURCHASED ASSETS

2.1     PURCHASE AND SALE


        Subject to the terms and conditions of this Agreement, on the Completion Date, the Purchaser will purchase and the Seller will, with full title guarantee to the Shares, sell to the Purchaser the Shares in consideration of the Purchase Price.


2.2     PAYMENT OF PURCHASE PRICE


        The Purchase Price shall be satisfied as follows:


        (a) by the payment of L300,000 to the Seller in cash on Completion (payable by electronic bank transfer to the account specified by the Seller for this purpose) and the deposit on Completion of L300,000 with the Escrow Agent pursuant to the Escrow Agreement;


        (b)     by the issue and allotment to the Seller of the Paradigm Shares;


        (c)     by the issue to the Seller by Paradigm of the Loan Notes.


2.3 The Purchase Price shall be adjusted in accordance with the provisions of Schedule 2.


2.4     STAMP DUTY
        The Purchaser shall pay all stamp duty payable in respect of the transfer of the Shares.


                                    ARTICLE 3
                 REPRESENTATIONS AND WARRANTIES OF THE SELLER


Except as Disclosed the Seller represents and warrants to Purchaser as set out in Articles 3.1 to 3.25 below. For purposes of this Agreement, the disclosure of any matter with sufficient particularity in the Disclosure Letter shall serve as sufficient disclosure for purposes of all of the representations and warranties contained in this Article 3 as to which the


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        descriptive nature of the disclosure provides sufficient notice of the materials, facts or items described therein:3.


3.1     ORGANISATION


        3.1.1 The Company is a company duly incorporated and validly existing under the laws of the Scotland and has not been dissolved.


        3.1.2 The Company has the requisite corporate power and authority to conduct the Business.


        3.1.3 The Company has all requisite corporate power and authority to own and operate its properties and assets, to execute and deliver this Agreement and the other Transactional Agreements to be executed and delivered by it, and to carry out the provisions hereof and thereof, and to carry on Business as presently conducted.


        3.1.4 The details in the Disclosure Letter with respect to the incorporation details of the Company, its directors, secretary, auditors and bankers are complete and accurate in all material respects.


        3.1.5 No order has been made or resolution passed or petition presented for the liquidation or the winding up or cessation of the Company's business or affairs, nor has any order been made or meeting held to consider placing the Company into receivership or for an administrator to be appointed. No notice has been received by the Company relating to it being struck off the register of companies or dissolved.


        3.1.6 The Company has no subsidiaries and has never owned, beneficially or otherwise, any shares or other securities of, or any other direct or any other indirect interest of any nature in, any Entity other than the Halmar Investment.


3.2     CERTIFICATE OF INCORPORATION MEMORANDUM AND ARTICLES OF ASSOCIATION;
        RECORDS.


        3.2.1 The Company has delivered to Purchaser with the Disclosure Letter accurate and complete copies of:


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               (a)    the Company's Certificate of Incorporation, Certificate of
                      Incorporation on Change of Name, the Memorandum and Articles of Association, including all amendments thereto, as presently in effect;


               (b) the Register of Members of the Company as at the date of this Agreement; and


               (c) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the members of the Company, the Company Board and all committees of the Company Board.


        3.2.2 All existing minutes of proceedings of the members of the Company or the Company Board, or any committee of the Company Board in which any action has been approved or taken have been Disclosed


        3.2.3 Save as Disclosed, the Company has never conducted any business under or otherwise used, for any purpose or in any jurisdiction, any trade name or other business name other than "Sysdrill Limited".


        3.2.4 The books of account, register of members, minute books and other corporate, financial and business records of the Company are accurate, up-to-date and complete in all material respects, and are as of the date of this Agreement in accordance with sound and prudent business practices for companies registered in the United Kingdom carrying on the same activities as the Company in all material respects.


        3.2.5 Save as Disclosed, all the records of the Company are in the actual possession or direct control of the Company. The Company has been administered, and the Company's corporate records have been maintained, in all material respects at all times in accordance with the Companies Act.


3.3     CAPITALISATION.


3.3.1 The authorised share capital of the Company as at the date of this Agreement consists of 100 ordinary shares of L1 each of which one ordinary share is currently issued. No other shares are issued. All issued shares of the Company have been duly authorised and validly issued, are


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                        fully paid and have been issued in accordance with the
                        Companies Act and the Company's Organisational
                        Documents.


        3.3.2    Except as Disclosed there is no:


                (a) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares or other securities of the Company;


                (b) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares or other securities of the Company; or


                (c) to the knowledge of the Seller, condition or circumstance that may directly or indirectly give rise to or provide a basis for a claim by any Person to the effect that such Person is entitled to acquire or receive any shares or other securities of the Company.


3.4     AUTHORITY; BINDING NATURE OF AGREEMENTS


        3.4.1 Each of the Seller and the Company has the absolute and unrestricted right, power and authority to enter into and to perform its obligations under this Agreement and the other Transactional Agreements to which it is to be a party, and the execution, delivery and performance by the Seller and the Company of this Agreement and such Transactional Agreements have been duly authorised by all necessary action on the part of the Company, the Seller and the Company Board and shareholders of the Company, to the extent required.


        3.4.2 This Agreement and the other Transactional Agreements constitute, or upon execution and delivery will constitute, the legal, valid and binding obligations of each of the Company and the Seller, enforceable against the Company and the Seller in accordance with their respective terms.


3.5     NON-CONTRAVENTION; CONSENTS.


        3.5.1 The execution and delivery of this Agreement and other Transactional Agreements, and the performance of the Agreement and the Transactional Agreements by the Company and the Seller will not, directly or indirectly:


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                (a)     contravene, conflict with or result in a violation of
                        (i) any provisions of the Company's Memorandum of Association or Articles of Association as at the date hereof, or (ii) any resolution adopted by the Company Board, or any committee thereof or the shareholders of the Company passed prior to the date hereof;


                (b) contravene, conflict with or result in a violation of any Legal Requirement by which the Seller or the Company is bound as at the date of this Agreement, or give any Governmental Authority or other Person the right to challenge any of the Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which the Company or any assets owned or used by it are subject;


                (c) to the Seller's Knowledge, cause any assets owned or used by the Company to be reassessed or revalued by any Taxation Authority or other Governmental Authority;


                (d) in any material way, contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorisation that is held by the Company or any of its employees or that otherwise relates to the Company or to any of the assets owned or used by the Company;


                (e) contravene, conflict with or result in a violation or breach of, or default under, any material provision of any Contract or Order by which the Company or the Seller is subject or bound;


                (f) give any Person the right to (i) declare a default or exercise any remedy under any contract, agreement or undertaking by which the Company is bound, (ii) accelerate the maturity or performance of any Material Company Contract, or (iii) cancel, terminate or modify any Material Company Contract;


                (g) give any Person the right to any payment by the Company or give rise to any acceleration or change in the grant, vesting or determination of options, warrants, rights, severance payments or other contingent obligations of any nature whatsoever of the


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                        Company in favour of any Person (other than those of the
                        nature referred to in (c) above), in any such case as a result of the change in control of the Company or otherwise resulting from the Transactions; or


                (h) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company, except any Encumbrances imposed due to any actions on the part of the Purchaser or any Purchaser Group Company whether before or after Completion.


        3.5.2 Except as Disclosed or set out in this Agreement or the Transactional Agreements, the Company will not be required to make any filing with or give any notice to, or obtain any Consent from, any Person in connection with the execution and delivery of this Agreement and the other Transactional Agreements or performance of any of the Transactions.


        3.5.3 As of the Completion Date, all required filings, notices and Consents in accordance with the Companies Act, requirements of the Inland Revenue and HM Customs and Excise and the Competition Act 1998 with respect to the Transactional Documents have been duly made, given or obtained and are in full force and effect other than those which by their nature are required to be made, given or obtained after the Completion.


3.6     [RESERVED]


3.7     INTELLECTUAL PROPERTY; PROPRIETARY RIGHTS AND INFORMATION.


        3.7.1 Part 3.7 of the Disclosure Letter sets forth a description of all the Company Intellectual Property which are material and are specific to the Company's business.


                (a) To the Seller's Knowledge, the operation of the business of the Company as currently conducted including the use of the Company Intellectual Property in connection therewith, does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any third party, no claim is pending or, to the Seller's knowledge, threatened against the Company alleging any of the foregoing.


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               (b)    Save as Disclosed, the Company is either the exclusive
                      owner of the entire and unencumbered right, title and interest in and to each item of the Company Intellectual Property which is owned by it or, to the extent that the Company Intellectual Property Rights used in the Business are not owned by the Company, the Company is licensed to use all such Intellectual Property Rights that are necessary to the conduct of the business of Company as is presently conducted.
                      Save as Disclosed, the Intellectual Property Rights used or owned by the Company are free and clear of any Encumbrances, claims, restrictions or obligation to pay any royalties to any Person or Entity.


               (c) Save as Disclosed, to the Seller's Knowledge, the Company owns or is licensed to use all Intellectual Property Rights used in or necessary to the conduct of Company's business as it currently is conducted and there are no other Intellectual Property Rights that are material to the conduct of such business. To the Seller's Knowledge, the licenses relating to Intellectual Property Rights used by the Company in the business as at the date hereof are subsisting, valid and enforceable and have not been adjudged invalid or unenforceable in whole or in part.


               (d). Save as Disclosed, no legal proceedings have been asserted, are pending or, to the Seller's Knowledge, threatened against the Company (i) based upon or challenging or seeking to deny or restrict the use by the Company of any Intellectual Property Rights owned or used by the Company, (ii) alleging that any services provided by, processes used by, or products manufactured or sold by the Company or the use of the Company Intellectual property by the Company in the present conduct of its business, infringe or misappropriate any Intellectual Property Right of any third party, or (iii) alleging that any of the licenses Disclosed as held by the Company conflict with the terms of any license or other agreement. To the knowledge of the Seller, no basis for any such legal proceedings exists.


               (e) Save as Disclosed, to the Seller's Knowledge, no Company Intellectual Property Right owned or used by the Company is


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
                        subject to any Order or Proceeding that restricts, or that is reasonably expected to restrict in any manner, the use, transfer or licensing of any Company Intellectual Property Rights used or owned by the Company or that may affect the validity, use or enforceability of any such Company Intellectual Property Rights, nor does any current or former shareholder, employee, officer, director or consultant of the Company have any rights in or to the Company Intellectual Property.


                (f) Save as Disclosed, to the Seller's Knowledge, (i) no Person is engaging in any activity that infringes or misappropriates the Intellectual Property Rights owned by the Company, (ii) the completion and performance of this Agreement and the Transaction Agreements will not result in the termination or impairment of any right for the Company to use the Company Intellectual Property Rights currently used in the Business.


                (g) Save as Disclosed, the Company has not transferred or licensed any Intellectual Property Rights to any third party, other than in the Ordinary Course of Business.


                (h) The Disclosure Letter lists all Registered Intellectual Property and lists any proceedings or actions pending, or to Seller's Knowledge, threatened as of the date hereof before any court, tribunal or patent office or authority, anywhere in the world, related to any of the Registered Intellectual Property. Each item of Registered Intellectual Property is valid and subsisting, and all necessary registration, maintenance, and renewal fees, annuity fees and taxes in connection with such Registered Intellectual Property have been paid and all necessary documents and certificates in connection with such Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities for the purpose of maintaining such Registered Intellectual Property.


                (i) The Disclosure Letter lists all actions that would have been taken by Company were it not for the change of control within 90 days from the date hereof in respect of Registered Intellectual Property if Completion of the transactions set out in this Agreement had not taken place, including the payment of any registration, maintenance, or renewal fees for the purposes of maintaining or renewing any Registered Intellectual Property.


                (j) Save as Disclosed, in each case in which the Company has acquired ownership of any Intellectual Property Rights from any Person the Company has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in such Intellectual Property Rights and where applicable the Company has recorded each such assignment of Registered Intellectual Property with the relevant Governmental Authority (including applicable patent offices).


                (k) Save as Disclosed, any inventions, trade secrets, proprietary information or other Intellectual Property Rights created by any of the Company's employees or arising during their employment are owned by the Company.


                (l) Any inventions, trade secrets, proprietary information or other Intellectual Property created or obtained by any of the Company's employees in the course of their employment or by the founders prior to their employment by the Company, which are necessary in the Company's business, have been assigned to the Company.


                (m) To the Seller's Knowledge, no employee, contractor or consultant of the Company is subject to any agreement (including licences, covenants or commitments of any nature) or subject to any order judgement, decree of any court or of an administrative agency, or any Legal Requirement or restriction that would interfere with the use of his or her best efforts to carry out his or her duties for the Company, or promote the best interests of the Company, or that would conflict with the Company's business as currently conducted.


                (n) Neither the execution nor delivery of this Agreement, will result in a breach of the terms, conditions or provisions of, constitute a default under, or trigger a condition precedent to any rights under any Company Contract, including any contract or agreement with employees, contractors or consultants of the Company.

               (o) Save as Disclosed, the Company has taken what it reasonably believes to be all reasonable steps to protect its rights in confidential information and trade secrets and to protect information provided by any other Person to the Company under a duty of confidentiality consistent with industry practice.


               (p) Except as Disclosed, to the Seller's Knowledge at no time during the conception of or reduction to practice of any of the Intellectual Property Rights was any developer, inventor or other contributor to such Intellectual Property Rights operating under any grants from any governmental entity or agency, performing research sponsored by any governmental entity or agency or private source, other than the Company. To the Seller's Knowledge at no time during the conception of or reduction to practice of any of the Intellectual Property Rights, no such developer, inventor or other contributor was operating or subject to any employment agreement with a third party, any invention assignment in favour of a third party, any non disclosure agreement in favour of a third party or other obligation that is likely to adversely affect the rights of the Company in such Intellectual Property Rights.


               (q) To the knowledge of the Seller and save as Disclosed, all software purchased or licensed by the Company from a third party is fit for the purpose for which it was so purchased or licensed.


               (r) To the knowledge of the Seller, as at the date of this Agreement, all significant bugs or defects reported by clients of the Company are recorded in the helpdesk system used for the purpose of recording such bugs and defects and are set out in the Disclosure Letter.

               (s) To the knowledge of the Seller, as at the date of this Agreement and save as disclosed there are no significant bugs or defects recorded for any software sold and licensed by the Company to a third party which makes such software unsuitable for the purposes for which it is sold and licensed.

               (t) Save as Disclosed, the Company is not required to pay any royalties, license fees or other payments for the use of any Intellectual Property Right, except payments for use of boxed-packaged/off-the-shelf software licensed by the Company.

3.8     PROCEEDINGS; ORDERS.


        3.8.1 Save as Disclosed, there is no pending Proceeding against the Company, and, to the Seller's Knowledge, no Person has threatened to commence any Proceeding:


               (a)    that involves the Company or its assets; or


               (b) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Transactions or the ability of the Company and/or the Seller to comply with or perform its obligations and covenants under the Transactional Agreements;


               and to the Seller's Knowledge no event has occurred, and no claim, dispute or other condition or circumstance exists, that might directly or indirectly give rise to or serve as a basis for the commencement of any such Proceeding.


        3.8.2 No Proceedings involving or relating to the Company are current (other than actions by the Company for the recovery of sums owing to it in the Ordinary Course of Business).


        3.8.3 Save as Disclosed, there is no Order to which the Company, or any of the assets owned or used by the Company, is subject.


        3.8.4 No director or secretary of the Company or, to the Seller's Knowledge, employee of the Company is subject to any Order that prohibits such director, secretary or employee from engaging in or continuing any conduct, activity or practice relating to the Company's business.


        3.8.5 To the Seller's Knowledge, there is no proposed Order that, if issued or otherwise put into effect, (i) is reasonably likely to have a material adverse effect on the Company's business, condition, assets, liabilities, operations, financial performance, net income or prospects (or on any aspect or portion thereof) or on the ability of the Company to comply with or perform any covenant or obligation under this Agreement and the other Transactional Agreements, or (ii) may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Transactions.


3.9     FINANCIAL STATEMENTS.


        The Financial Statements are true and accurate in all material respects, and present fairly the financial position of the Company as of the dates thereof and have been prepared in accordance with the Companies Act and GAAP, consistently applied. Except as set forth in the Financial Statements and in the Disclosure Letter, there are no material fixed or contingent liabilities, asserted or unasserted (and, to the Seller's Knowledge, there is no basis for any present or future action, suit, proceeding, investigation, charge, claim, or demand giving rise to any such liability), including without limitation such liabilities arising out of any injury to individuals or property as a result of the ownership, possession or use of any product manufactured, sold, leased or delivered by the Company with respect to any claim for the breach of any express or implied product warranty on any other similar claim with respect to any of such products.


3.10    TITLE TO ASSETS.


        3.10.1 The Company owns, and has good, valid and marketable title to, all assets material to the business of the Company purported to be owned by it, free and clear of any Encumbrances.


        3.10.2 The Disclosure Letter annexes a list of all equipment, furniture, fixtures, improvements and other tangible assets with a current value equal to or greater than One Thousand Pounds (L1,000) owned by the Company (the "ASSET LIST").


        3.10.3   Save as Disclosed, each asset identified in the Asset List:


              (a) is free of material defects and deficiencies and in good condition and repair, consistent with its age and intended use (ordinary wear and tear excepted);

              (b) complies in all respects and is being operated and otherwise used in full compliance with all applicable Legal Requirements; and


              (c) is in the Seller's reasonable opinion adequate for the uses to which it is being put.


              In the Seller's reasonable opinion the assets identified in the Assets List are adequate for the conduct of the Company's business in the manner in which such business is currently being conducted.


        3.10.4 The Company does not own any real property or any interest in real property, except for the leaseholds interests detailed in the Disclosure Letter (the "Leased Premises").


        3.10.5 The Disclosure Letter identifies all assets with a current value equal to or greater than Ten Thousand Pounds (L10,000) that are leased or licensed to the Company.


        3.10.6 All leases pursuant to which the Company leases real or personal property are valid and effective in accordance with their respective terms, and to the knowledge of the Seller there exists no default thereunder or occurrence or condition that could result in a default thereunder or termination thereof.


        3.10.7 The Company's buildings, equipment and other tangible assets are in good operating condition and are useable in the Ordinary Course of Business, and the Company owns, or has valid leasehold interests in, all assets necessary for the conduct of its business as presently conducted.


3.11    CONTRACTS.


        3.11.1 The Disclosure Letter contains a complete and accurate list of all the following Contracts which are in effect to which the Company is a party and under which such Company has any material obligations or liabilities continuing as of the date hereof:


              (a) loan agreements, security agreements and other written arrangements relating to the borrowing of money or for lines of credit;

               (b) agreements and other arrangements with customers providing for the installation, configuration and maintenance of any computer software products licensed to third parties with a value of over L20,000 per annum or which are not on standard terms and conditions ("Licensing Agreements");


               (c) agreements and other servicing or maintenance of any computer software products licensed to a third party pursuant to a Licensing Agreement following the expiration of the standard warranty period (it being agreed that a Contract shall be deemed to be a Licensing Agreement hereunder only if a Company has any continuing obligations thereunder to deliver, install, configure or maintain during standard warranty periods any computer software products licensed to third parties) with a value of over L20,000 per annum or which are not at standard terms and conditions;


               (d) agreements and other arrangements for the sale of any assets or properties for a sale price in excess of L50,000 in any one case or for the grant of any options or guarantees or similar written arrangements pursuant to which the Company guarantees the obligations of any third party;


               (e) contracts or commitments restricting the Company from engaging in or competing in any line of business or with any other Person;


               (f)    partnership agreement or joint venture agreements;


               (g)    lease agreements in respect of the Leased Premises;


               (h)    research and development agreements;


               (i)    distribution agreements;


               (j)    agreements with Governmental Authorities;


               (k)    agency agreements;

                  (l) profit sharing agreements, cost sharing agreement, loss sharing agreement or similar contract;


                  (m)      consultancy agreements;


                  (n) any agreement with a third party or the Seller pursuant to which the Company is obliged to pay royalties or any other payment for the use of Intellectual Property Right, other than agreements for boxed packaged/off-the-shelf software purchased by or licensed to the Company; and


                  (o) any other contract or agreement material to the businesses of the Company (taken as a whole) made other than in the Ordinary Course of Business pursuant to which annual payments in excess of L50,000 may reasonably be expected to be made by or to the Company including the agreement to acquire CSD from with Pride A/S;


                  (the foregoing Contracts being referred to collectively as the "Material Company Contracts" and individually as a "Material Company Contract").


        3.11.2 Save as Disclosed, none of the Material Company Contracts by its terms entitles the counter-party to terminate, or to modify or accelerate any obligations or rights under such Material Company Contract solely by reason of a change of control, the Company has not received or given written notice that the Company or any other party to the relevant contract is in material default under any Material Company Contract, which default remains unremedied as at the date hereof.


        3.11.3 Save as Disclosed, the Company has or has caused to be delivered to Purchaser with the Disclosure Letter accurate and complete copies of all Material Company Contracts identified including all amendments thereto.


        3.11.4 Each Material Company Contract is valid and in full force and effect, and to the knowledge of the Seller, is enforceable by the Company in accordance with its terms.


        3.11.5 The Company is not in default under any Material Company Contract, and

                  (a) to the Seller's Knowledge, no Person has violated or breached, or declared or committed any default under any Material Company Contract;


                  (b) to the Seller's Knowledge, no event has occurred, and no circumstance or condition exists, that might (with or without notice or lapse of time):


                           (i) result in a violation or breach of any of the provisions of any Material Company Contract,


                           (ii) give any Person the right to declare a default or exercise any remedy under any Material Company Contract, or


                           (iii) give any Person the right to accelerate the maturity or performance of any Material Company Contract or to cancel, terminate or modify any Material Company Contract; and


                           (iv) the Company has not waived any of its rights under any Material Company Contract. 3.11.6 To the Seller's Knowledge, each Person against which the Company has or may acquire any rights under any Material Company Contract is (i) able to pay its debts as they fall due and (ii) able to satisfy all such Person's obligations and liabilities to the Company.


        3.11.7 To the Seller's Knowledge, the performance of the Material Company Contracts will not result in any violation of or failure to comply with any Legal Requirement.


        3.11.8 Save as Disclosed, no Person is renegotiating, or has the right to renegotiate, any amount paid or payable to the Company under any Material Company Contract or any other term or provision of any Material Company Contract.


        3.11.9 Save as Disclosed, no party to any Material Company Contract has notified the Company, or made a claim to the effect that the Company has failed to perform an obligation thereunder. To the Seller's Knowledge, there is no plan, intention or indication of any contracting party to any Material Company Contract to cause the termination, cancellation or modification of such Material Company Contract or to reduce or otherwise change its activity thereunder so as to materially adversely affect the benefits derived or expected to be derived therefrom by the Company.


        3.11.10 The Disclosure Letter contains details of each and every loan, line of credit or similar indebtedness that has been incurred by the Company and which is now outstanding (other than credit owing in the normal course of trading).


        3.11.11 The repurchase of shares in the Company from David John Roper was in all respects in accordance with the relevant provisions of the Companies Act and any stamp duty in respect thereof was duly paid.


3.12    EMPLOYEES; EMPLOYEE BENEFITS.


        3.12.1 Annexed to the Disclosure Letter there is a list of all employees of the Company, their respective length of service, age, job titles and yearly salaries, accumulated benefits unpaid but which are due for payment by the Company and annual benefit package not paid out in cash annually, if any, and any written contracts, agreements or commitments they may have with the Company.


        3.12.2 Annexed to the Disclosure Letter is a list of individuals who are currently performing services for the Company and are classified as "consultants" or "independent contractors," and the respective compensation of each such "consultant" or "independent contractor". The Disclosure Letter also provides a brief description of said "consultant's" or "independent contractor's" current assignment. The Seller warrants that the contracts with the consultant and/or independent contractor are in compliance with UK law and that the consultants and/or independent contractors are not employees of the Company.


        3.12.3 Save as Disclosed, the Company does not have and has not in the past had in effect any bonus, profit sharing, Employee Benefit Plan, deferred compensation or similar plan or agreement for the benefit of any of its past or present employees or officers (or the dependents of any such employee or officer) and the Company has fully complied with all its obligations, responsibilities and undertakings towards, and has fully funded all payments required to be made with respect to, all such plans and arrangements.


        3.12.4 Save as Disclosed, the Company has no collective bargaining agreements, union Contracts or similar Contracts with any of its employees. There is no labour union organising activity pending or, to the Seller's knowledge, threatened with respect to the Company.


        3.12.5 The Disclosure Letter sets out the termination notice period for each employee of the Company.


        3.12.6 To the Seller's Knowledge, no employee of the Company, nor any consultant with whom the Company has contracted, is in material violation of any term of any employment contract, consultancy agreement or any other agreement relating to the right of any such individual to be employed by, or to contract with, the Company because of the nature of the business to be conducted by the Company, and to the Seller's Knowledge, if Completion did not occur the continued employment by the Company of their present employees, and the performance of the Company's contracts with their independent contractors, will not result in any such violation. The Company has not received any notice (written or otherwise) alleging that any such violation has occurred.


        3.12.7 Save as Disclosed, no employee or former employee of the Company has been granted the right to continued employment by the Company or to any material compensation following termination of employment with the Company.


        3.12.8 To the Seller's Knowledge, no officer or key employee, or any group of employees, has tendered notice of their resignation or intends to terminate his or their employment with the Company and to the Seller's Knowledge no employee of the Company has received an offer to join a business that is or likely would be competitive with the Company's business.


        3.12.9 The Company has no present intention to terminate the employment of any officer, key employee or group of employees.

        3.12.10 The Seller is not aware of any outstanding claim by any employee or former employee and there are no present circumstances likely to give rise to any dispute.


        3.12.11 There is set out in or annexed to the Disclosure Letter a statement of the basis (including the rate and amount of contributions) on which the Company is liable to contribute to any Personal Pension Scheme (a "DISCLOSED PERSONAL PENSION SCHEME") for any past or present officer or employee, or for the dependent of any such person.


        3.12.12 No agreements have been made, or undertakings or assurances given by or on behalf of the Company to any member of any Disclosed Personal Pension Scheme as to any particular level or amount of benefits to be provided for in respect of him under a Disclosed Personal Pension Scheme.


        3.12.13 All amounts due from the Company to a Disclosed Personal Pension Scheme have been paid.


        3.12.14 The Pension Scheme is approved as an exempt approved scheme for the purposes of Chapter I Part XIV Income and Corporation Taxes Act 1988 and as far as the Seller is aware nothing has been done or omitted to be done which will or may result in the Pension Scheme ceasing to be exempt approval.


        3.12.15 The only persons entitled to benefit under the Pension Scheme are the Seller and Mr David John Roper (the managing trustees of the Pension Scheme) and any persons who may be contingently entitled to benefit under the Pension Scheme on the death of the Seller or the death of the said David John Roper as the case may be.


        3.12.16 There are no amounts due to the Pension Scheme from the Company, or any of its employees whether currently, prospectively, or contingently.


        3.12.17 The full provisions of the Pension Scheme are set out in the definitive trust deed and rules dated 23 May 1996 a copy of which is Disclosed.


        3.12.18 All of the pension benefits under the Pension Scheme are money purchase benefits as defined in section 181 of the Pension Schemes Act 1993.

        3.12.19 With regard to the Pension Scheme and each Disclosed Personal Pension Scheme the Company has complied with all its obligations under Article 141 of the Treaty of Rome.


        3.12.20 The investments of the Pension Scheme do not include any employer related investments (as defined in section 40 of the Pensions Act 1995).


3.13    MAJOR SUPPLIERS


The Disclosure Letter provides:


        3.13.1 an accurate and complete breakdown and ageing of the Company's existing debts payable as at the Completion Accounts Date in excess of L20,000 for each account payable;


        3.13.2 an accurate and complete breakdown of all customer deposits and other deposits held by the Company accompanied by a brief description of the companies liability vis a vis each deposit as of the Completion Date; and


        3.13.3 an accurate and complete breakdown of the Company's long-term borrowings as of the Completion Date.


3.14    COMPLIANCE WITH LEGAL REQUIREMENTS.


        3.14.1 Save as Disclosed the Company is in full material compliance with each Legal Requirement that is applicable to it or to the conduct of its business or the ownership or use of any of their assets.


        3.14.2 Save as Disclosed, no event has occurred, and to the Seller's Knowledge, no condition or circumstance exists, that might (with or without notice or lapse of time) constitute or result directly or indirectly in a violation by the Company of, or failure on the part of the Company to materially comply with, any Legal Requirement.


        3.14.3 To the Seller's Knowledge the Company has not received, at any time, any notice or other communication (in writing or otherwise) from any Governmental Authority or any other Person regarding (aa) any possible or potential violation of, or failure to comply with, any Legal Requirement by the Company, or (bb) any actual, or potential obligation on the part of the Company to undertake, or to bear all or any portion of the cost of, any cleanup or any remedial, corrective or response action of any nature.


3.15    GOVERNMENTAL AUTHORISATIONS; GOVERNMENTAL GRANTS


        3.15.1   The Disclosure Letter contains a list and summary of:


                 (a) each Governmental Authorisation held by the Company and, save as Disclosed, such Governmental Authorisations are all that are required to operate the business, and


                 (b) the Company has delivered to Purchaser accurate and complete copies of all such Governmental Authorisations including all renewals thereof and all amendments thereto.


        3.15.2 Each Governmental Authorisation identified in the Disclosure Letter is valid and in full force and effect.


        3.15.3 To the Seller's Knowledge, the Governmental Authorisations identified in the Disclosure Letter constitute all the Governmental Authorisations necessary (i) to enable the Company to conduct its business in the manner in which its business is currently being conducted, and (ii) to permit the Company to own and use its assets in the manner in which they are currently owned and used.


        3.15.4 The Company has not applied for or received or has any pending or outstanding grants, tax benefits, incentives or subsidies (collectively, "Grants") from any State of Israel Governmental Authority, or from any other Governmental Authority.


3.16    TAX MATTERS.


        3.16.1 Returns Filed and Taxes Paid. All Returns required to be filed by the Company have been duly filed on a timely basis and such Returns are in all material respects true, complete and correct. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by the Company with respect to items or periods covered by such Returns (whether or not shown on or reportable on such Returns) or with respect to any period prior to the date of this Agreement. The Company has withheld and paid over all Taxes required to have been withheld and paid over, and complied with all information reporting and withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor, or other third party. There are no liens on any of the assets of the Company with respect to Taxes, other than liens for Taxes not yet due and payable or for Taxes that the Company is contesting in good faith through appropriate proceedings and for which appropriate reserves have been established and any such liens have been disclosed in the Disclosure Letter. There are no requests for rulings or determinations in respect of any Taxes pending between the Company and any Taxation or Governmental Authority. The Company is not currently the beneficiary of any extension of time within which to file any Return.


        3.16.2 Returns Furnished. Purchaser has been furnished by the Company with true and complete copies of the accounts and Tax returns of the Company for the last three years.


        3.16.3 Tax Deficiencies; Audits; Statutes of Limitations. No audit by a Taxation Authority or other Governmental Authority has resulted in a material Tax charge on the Company and no Taxation Authority has indicated that it intends to investigate the Tax affairs of the Company. All information, notices, computations and returns submitted to the Inland Revenue, HM Customs & Excise and any other Taxation Authorities are true and accurate and are not the subject of any material dispute nor so far as the Seller is aware are likely to become the subject of any material dispute with such authority.


        3.16.4 Tax Sharing Agreements. The Company is not (nor has it ever been) a party to any Tax sharing agreement, and Tax indemnity agreement or any Tax Covenant and has not assumed the Tax liability of any other person under contract.


        3.16.5 The Company is not, and has not in the three years ending on the date of this Agreement been, liable to pay a penalty, surcharge, fine or interest in connection with Taxation or the submission or failure to submit any returns.

        3.16.6 The Company is in possession of sufficient information or has reasonable access to such information to enable it to compute its liability to Taxation in so far as it depends on any Event (as defined in the Tax Deed) occurring on or before the Completion Date.


        3.16.7 All Taxation liabilities of the Company (including contingent and deferred liabilities) as at the Accounting Date are provided for or reserved in the Financial Statements in accordance with GAAP.


        3.16.8 The Disclosure Letter sets out full particulars of any special agreement or arrangement (other than generally available concessions and published practices) currently in place between the Company and any Taxation Authority as a result of which the Company is permitted not to comply with its statutory obligations.


        3.16.9 All rents, interest, annual payments and other sums of an income nature paid by the Company during or in respect of the six years prior to the date of this Agreement or which the Company is under an obligation to pay in the future were and are wholly allowable as deductions or charges on income in computing profits for the purposes of corporation tax.


        3.16.10 No notice has been given to the Company or enquiry made nor are there grounds for any such notice or enquiry to be made in future nor has the Company been engaged in any transaction or arrangement in respect of which there ought to have been or ought to be substituted for the consideration given or received by the Company a different consideration for Taxation purposes pursuant in each case to Section 770, Section 770A or Schedule 28AA Taxes Act.


        3.16.11 There are set out in the Disclosure Letter particulars of all matters relating to Taxation in respect of which the Company (either alone or jointly with any other person) has, or at the Completion Date will have an outstanding entitlement in relation to any accounting period commencing prior to the Completion Date to make any appeal or further appeal against an assessment to Taxation; and such particulars are sufficient to enable the Purchaser to ensure that any time limit expiring within one month of the Completion Date can be met.


        3.16.12 The Company has at all times in its current accounting period complied with Section 13A(2)Taxes Act.

        3.16.13 No distribution falling within Section 418 Taxes Act has been made by the Company, and no loan or advance within Section 419 Taxes Act has ever been made by the Company.


        3.16.14 The Company has not failed to treat as a distribution any amount which ought to have been so treated for Taxation purposes.


        3.16.15 The Company has not at any time after 5 April 1965 made a repayment of share capital to which Section 210 Taxes Act (bonus issue following repayment of share capital) applies or issued share capital as paid up other than by the receipt of new consideration within the meaning of Part VI Taxes Act (company distributions, tax credit etc.).


        3.16.16 The Disclosure Letter sets out details of all the Company's loan relationships within section 81 Finance Act 1996.


        3.16.17 The Company has been resident for Tax purposes in the United Kingdom and nowhere else at all time since its incorporation and will be so resident at Completion.


        3.16.18 The Company has never been a member of any group for any Taxation purpose.


        3.16.19 If each of the assets (other than trading stock) of the Company was disposed of for a consideration equal to the book value of that asset in, or adopted for the purpose of, the Financial Statements, no liability to Taxation, not fully provided for in the Financial Statements, would arise; and, for the purpose of determining whether any such Taxation would arise there shall be disregarded any relief or allowance available to the Company, other than amounts falling to be deducted in calculating the amount liable to Taxation.


        3.16.20 The Company has not disposed of or acquired any asset in circumstances such that Section 17 TCGA 1992 did or could apply to determine the consideration deemed to be given on such disposal or acquisition.


        3.16.21 No balancing charge in respect of any capital allowances claimed by or given to the Company would arise if any of the assets of the Company or the plant and machinery taken as a whole were to be realised for a consideration equal to the amount of their book value as shown or included in the Financial Statements.


        3.16.22 To the Seller's Knowledge, all necessary conditions for all capital allowances (as defined in Section 832(1) Taxes Act) claimed by the Company in relation to its assets were at all material times satisfied.


        3.16.23 All payroll Tax (including without limitation income tax under the Pay As You Earn (PAYE) system in Sections 203 to 203L Taxes Act and regulations made thereunder) and payments due in respect of employees' social security contributions (including without limitation National Insurance Contributions) have been deducted in accordance with law from all payments made or treated as made by the Company and have been duly paid by the Company to the relevant Taxation Authority in the appropriate manner, and the Company has complied with all its reporting obligations in connection with all payment to and benefits provided for employees and directors of the Company. The Company has accounted to the relevant Taxation Authority, as required by law, for all social security contributions payable by an employer (including without limitation secondary Class 1 and Class 1A National Insurance contributions).


        3.16.24 The Company is registered for the purposes of the law relating to VAT.


        3.16.25 The Company has complied in all respects with the law relating to VAT and has made and maintained at the date hereof full complete correct and up-to-date records invoices and other documents appropriate or requisite for the purpose of such law and has at all times punctually paid and made all payments and returns required under the law relating to VAT.


        3.16.26 The Company is not in arrears with any payment or return due under the law relating to VAT and is not liable to any penalty, interest or surcharge for late payment of VAT or non-compliance with the law relating to VAT.


        3.16.27 The Company has not been partially exempt for any VAT accounting period at any time in the three years prior to Completion and has not in that period been denied credit for any input tax.


        3.16.28 The Company has not elected to waive exemption under paragraph 2 Schedule 10 VATA 1994 in relation to any land except as disclosed in the

                 Disclosure Letter and any election so disclosed is valid, has effect, was notified to Customs and has not been revoked.


        3.16.29 All documents in the possession or under the control of the Company to which it has been a party or which form part of the title of the Company to any asset and which attract stamp duty or stamp duty reserve tax have been properly stamped, no such document is currently subject to adjudication of claims for exemption or relief. The Company has no outstanding liability to stamp duty reserve tax.


        3.16.30 The Company has made no transfer of value within Section 94 or 99 IHTA 1984.


        3.16.31 No person has or may as a result of any event occurring on or before Completion have the power under Section 212 IHTA 1984 to raise any capital transfer tax or inheritance tax by the sale of or charge over any of the Company's assets.


        3.16.32 There is no unsatisfied liability to capital transfer tax or inheritance tax attached or attributable to the assets of the Company or the shares in the Company, and neither the assets nor the shares are subject to any Inland Revenue charge as is mentioned in Section 237 IHTA 1984.


3.17    FINDERS AND BROKERS; FEES.


Neither the Company nor any person acting on behalf of the Company has negotiated with any finder, broker, intermediary or any similar person in connection with the Transactions contemplated herein.


3.18    ENVIRONMENTAL LIABILITIES


        3.18.1 The Company is in material compliance with all applicable Laws relating to the pollution or the protection of the environment ("Environmental Laws") except where failure to so comply could not reasonably be expected to have a material adverse effect.


        3.18.2 To the knowledge of Seller, the Company has not received any written communication that alleges that the Company is not in material compliance with all applicable Environmental Laws.

        3.18.3 The Company has all material Governmental Authorisations required to be obtained by it pursuant to Environmental Laws (the "Environmental Permits") for the conduct of its business as presently conducted, and all such Environmental Permits are in full force and effect, except where failure to obtain or maintain any such Environmental Permit could not reasonably be expected to have a material adverse effect.


        3.18.4 There is no claim or Proceeding based on an alleged violation of the Environmental Laws (an "Environmental Claim") pending or, to the knowledge of Seller, threatened in writing against or involving the Company or against any person or entity whose liability for any Environmental Claim the Company has retained or assumed either contractually or by operation of law which could reasonably be expected to have a material adverse effect.


        3.18.5 No work, repair or capital expenditure is planned nor, to the knowledge of Seller, is any work, repair or capital expenditure required in respect of the properties and assets (including real property) of the Company pursuant to or to comply with any Environmental Law, where the failure to undertake such work, repair or capital expenditure could reasonably be expected to result in an Environmental Claim having a material adverse effect.


3.19    INSURANCE


        3.19.1 The Disclosure Letter sets forth, with respect to each insurance policy maintained by or at the expense of, or for the direct or indirect benefit of, the Company:


                 (a) the name of the insurance carrier that issued such policy and the policy number of such policy;


                 (b) whether such policy is a "claims made" or an "occurrences" policy;


                 (c)      a description of the coverage provided by such policy;


                 (d) the annual premium payable with respect to such policy, and the cash value (if any) of such policy; and

                 (e) a description of any claims pending, and any claims that have been asserted in the past, with respect to such policy.


        3.19.2 The Disclosure Letter also identifies each application for insurance that has been submitted by or on behalf of the Company that is currently pending.


        3.19.3 Copies of all of the insurance policies Disclosed (including all renewals thereof and endorsements thereto and all pending applications for insurance) are annexed to the Disclosure Letter. Such policies are in full force and effect as of the date hereof.


        3.19.4 Each of the policies identified in the Disclosure Letter is valid, enforceable and in full force and effect, and has been issued by an insurance carrier that, to the Seller's Knowledge, is reputable. All of the information contained in the applications submitted in connection with said policies was (at the times said applications were submitted) accurate and complete, and all premiums and other amounts owing with respect to said policies have been paid in full on a timely basis.


        3.19.5 Each of the policies Disclosed will continue in full force and effect following the Completion and the Company has paid all premiums due to be paid prior to the Completion Date, and has otherwise performed all of its obligations, under each policy to which it is a party or that provides coverage to it or any of its directors or officers in connection with their performance of services to the Company.


        3.19.6 There is no pending claim under or based upon any of the policies disclosed and to the knowledge of the Seller, no event has occurred, and no condition or circumstance exists, that might (with or without notice or lapse of time) directly or indirectly give rise to or serve as a basis for any such claim.


        3.19.7   Save as Disclosed, the Company has not received:


                 (i) any notice or other communication (in writing or to which the Company or Seller otherwise has knowledge) regarding the actual or possible cancellation or invalidation of any of the policies identified the Disclosure Letter or regarding any actual or possible adjustment in the amount of the premiums payable with respect to any of said policies;


                 (ii) any notice or other communication (in writing or to which the Seller otherwise has knowledge) regarding any actual or possible refusal of coverage under, or any actual or possible rejection of any claim under, any of the policies identified in the Disclosure Letter; or


                 (iii) any indication that the issuer of any of the policies identified in the Disclosure Letter may be unwilling or unable to perform any of its obligations thereunder.


3.20    COMPANY RELATED PARTY TRANSACTIONS.


        3.20.1 Except as Disclosed, no Company Related Party has, or has at any time since January 1, 2000 had, any direct or indirect interest of any nature in any asset used in or otherwise relating to the business of the Company.


        3.20.2 Except as Disclosed, no Company Related Party is, or has at any time since January 1, 2000 been, indebted to the Company for an amount, individually or in the aggregate, in excess of Ten Thousand Pounds (L10,000) (all of which amounts have been paid in full as of the date hereof).


        3.20.3 Since January 1, 2000, no Company Related Party has entered into, or has had any direct or indirect financial interest in, any Contract, transaction or business dealing of any nature involving the Company.


        3.20.4 No Company Related Party is competing, or has at any time since January 1, 2000 competed, directly or indirectly, with the Company in any market served by the Company.


        3.20.5 To the Seller's Knowledge, no Company Related Party has any claim or right against the Company.


        3.20.6 To the Seller's Knowledge, no event has occurred, and no condition or circumstance exists, that might (with or without notice or lapse of time) directly or indirectly give rise to or serve as a basis for any claim or right in favour of any Company Related Party against the Company.

3.21  [RESERVED]


3.22    BANK ACCOUNTS.


The Disclosure Letter sets forth the following details which are accurate in all material respects, with respect to each account maintained by or for the benefit of the Company at any bank or other financial institution:


        3.22.1 the name and location of the institution at which such account is maintained;


        3.22.2 the name in which such account is maintained and the account number of such account;


        3.22.3 a description of such account and the purpose for which such account is used;


        3.22.4 the current balance in such account as at close of business on the Completion Accounts Date;


        3.22.5 the rate of interest being earned on the funds in such account as at close of business on the Completion Accounts Date; and


        3.22.6 the names of all individuals authorised to draw on or make withdrawals from such account.


3.23    FULL DISCLOSURE.


        3.23.1 There is no fact within the knowledge of the Seller which may prevent the Seller or the Company from complying with or performing any covenant or obligation under this Agreement or any of the other Transactional Agreements to which it is a party, or which may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Transactions.


        3.23.2 All the information set forth in the Disclosure Letter, and all other information (including copies of documents) regarding or relating to the Company and its condition, assets, liabilities, operations, financial performance or net income that has been furnished to Purchaser or any of its representatives by or on behalf of the Company or any of its representatives, is accurate and complete in all material respects.


3.24    [RESERVED]


3.25    SECURITIES ACT MATTERS


        3.25.1 The Seller is acquiring the Paradigm Shares for its own account, for investment purposes only, and not with a view to the resale or distribution of any part thereof in violation of any applicable securities law. The Seller understands that the Paradigm Shares have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or under the securities laws of the various states of the United States, by reason of an exemption from the registration provisions thereunder. The Seller acknowledges that his representations and warranties contained in this Section are being relied upon by the Purchaser as a basis for the exemption of the issuance of the Paradigm Shares hereunder from the registration requirements of the Securities Act and any applicable state securities laws. The Seller understands that all certificates for the Paradigm Shares issued to the Seller shall bear a legend in substantially the following form:



                "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF WITHOUT SUCH REGISTRATION OR THE DELIVERY TO THE ISSUER OF AN OPINION OF COUNSEL, REASONABLY ACCEPTABLE TO THE ISSUER, OR OTHER EVIDENCE REASONABLY ACCEPTABLE TO THE ISSUER, THAT SUCH DISPOSITION WILL NOT REQUIRE REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED."



        3.25.2 In order to allow the Seller to sell the Paradigm Shares commencing twelve months following the Date of Completion, the Purchaser shall undertake to make publicly available and available to the Seller pursuant to Rule 144 of the United States Securities Act of 1933, such information as is necessary to enable the Seller to make sales of the Paradigm Shares pursuant to that Rule and the Purchaser shall comply with the public information requirements of Rule 144. The Purchaser will also direct counsel to the Purchaser to provide promptly an opinion, at the Purchaser's expense, to the Purchaser's transfer agent to the extent required to facilitate resale of the Paradigm Shares pursuant to Rule 144.


                                    ARTICLE 4


                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER


4.1 The Purchaser hereby makes the following representations and warranties:


(a) DUE INCORPORATION OF PURCHASER. Purchaser is a corporation incorporated, validly existing and in good standing under the laws of the State of Israel and has not been dissolved.


(b) AUTHORISATION OF AGREEMENT. This Agreement has been duly authorised, executed and delivered by the Purchaser.


(c) ENFORCEABILITY AGREEMENT. This Agreement constitutes a valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms.


(d) VALIDITY OF TRANSACTIONS. Neither the execution and delivery of this Agreement by the Purchaser, the consummation of the transactions contemplated hereby nor the fulfilment by the Purchaser of the terms, conditions and provisions hereof will contravene or violate or result in the breach (with or without the giving notice or lapse of time, or both) or acceleration of any obligations of the Purchaser under:


        (i)    any law applicable to the Purchaser,


        (ii) any judgement, order, writ, injunction or decree of any court or of any governmental official, agency or instrumentality which is presently applicable to the Purchaser,


        (iii) the memorandum or articles of association (or other constitutional documents) of the Purchaser or any amendments thereto or restatements thereof, or


        (iv) the provisions of any agreement, arrangement or understanding to which the Purchaser is a party or by which it is bound.

                                    ARTICLE 5

5.         COVENANTS OF THE SELLER

5.1        DISCLOSURE OF TRANSACTION

           No public announcement concerning the transactions contemplated in this Agreement or any matter ancillary to it and no disclosure of the terms of this Agreement shall be made by the Seller or the Purchaser (and the Purchaser shall procure that neither the Company, its agents, employees nor officers shall make such an announcement of disclosure of such terms) unless such disclosure is approved in advance, in the case of an announcement or disclosure by the Seller, in writing by Purchaser and, in the case of an announcement or disclosure by the Purchaser, the Company, its agents, employees or officers, in writing by the Seller, provided that in the case of an announcement required by law or other regulatory basis the relevant party such written consent shall not be necessary but each of the Purchaser and the Seller agrees in such circumstances to provide a draft of the relevant announcement or disclosure to the other party prior to its release and to the extent possible within the legislatory or regulatory requirement to take account of the legitimate concerns of the other party in the wording of such announcement provided that such concerns are conveyed in writing to the other party within forty-eight (48) hours of receipt of the relevant announcement.

5.2        LOCK UP OF PARADIGM SHARES

           During the twelve-month period commencing on the Completion Date, the Seller shall not sell or otherwise dispose of, or enter into any agreement to sell or dispose of, any of the Paradigm Shares without the prior written authorisation of Paradigm.

                                    ARTICLE 6

                              COMPLETION PROCEDURE


6.1        PROCEDURE

           Completion of the sale and purchase of the Shares shall take place at the offices of the Seller's solicitors on the signing of this Agreement on the Completion Date upon satisfaction of all the conditions set out in Article 6.1 (a) to (p) which have not been waived by the Purchaser and subject thereto the Purchaser shall make payment of the Purchase Price in accordance with Article 2. The conditions referred to above are the delivery by the Seller (or by the Company) to the Purchaser of:

           (a) a duly executed transfer of the Shares in favour of the Purchaser together with the relevant share certificate(s) (or in the case of any lost share certificate an indemnity satisfactory to the Purchaser in relation to it);

           (b) the certificates of incorporation, statutory books (including minute books), common seal and all books of account and other records of the Company complete and (where appropriate) written up to date;

           (c) certified documentation evidencing that the Property has been sold by the Company and that the Company has actually received the purchase price therefor in the amount of L1,125,000;

           (d)        the Tax Deed of Covenant duly executed by the Seller;


           (e) certificates from the Company's bankers certifying the current and deposit account balances of the Company at the close of business on the Completion Accounts Date;


           (f) appropriate forms to amend the mandates given by the Company to its bankers;


           (g) written confirmation in the Agreed Form from the Seller that there are no subsisting guarantees given by the Company in his favour and that the Seller will not be indebted to the Company or vice versa other than in respect of the Seller's Loan and any sums owed by the Company to Bureausite in respect of the Lease of the Property;

           (h) original certificates of all registered trademarks, patents and designs and the originals of all licences obtained by or issued to the Company or any other person in connection with the business carried on by it;

           (i) a Non-Competition Agreement between the Company and the Seller in the form annexed hereto as Exhibit "A";

           (j) the Service Agreement between Paradigm and the Seller, in the form annexed hereto as Exhibit "B";

           (k) a lease of premises comprising the first and second floors at the Property between the Company and the Seller in the form annexed hereto as Exhibit "C";


           (l) copies of any shareholders' resolutions necessary to approve the Transaction or any matters relating thereto and third party consents required to the transaction (if any);


           (m) a copy of a compromise agreement with David John Roper and an executed consultancy agreement between the Company and Mountwest Limited;


           (n) proof that the Halmar Investment by the Company has been transferred out of the Company with no actual or potential liability to the Company, together with a translation thereof; and

           (o) Deed of Undertaking in relation to the Property in the form annexed hereto in Exhibit D; and


           (p)        a promissory note in respect of Seller's Loan.


6.2 The Seller will procure that a duly convened board meeting is held at which the share transfer referred to at Article 6.1(a) is approved for registration (subject to stamping).

6.3 The Completion shall take place at the offices of Seller's Solicitors or at such other place as may be agreed upon by the Purchaser and the Company.

6.4 The parties agree that following Completion the sum of L191,383 owed by the Seller (the "SELLER'S Loan") to the Company shall remain outstanding and shall not be repayable by the Seller until all the amount owed by the Purchaser to the Seller under the Loan Notes has been repaid. For the avoidance of doubt, no interest shall be payable at any time on the Seller's Loan except as provided in the Promissory Note. The Purchaser agrees that the Seller's Loan will not be assigned to any person without the Seller's consent, which will not be unreasonably withheld.

                                    ARTICLE 7

                                    SURVIVAL

7.

7.1        SURVIVAL OF REPRESENTATIONS AND WARRANTIES.

           The Warranties of the Seller and the Purchaser contained in this Agreement shall survive the Completion for the benefit of the Purchaser subject always to the provisions of Article 9 (Limitation on Seller's Liability) until:

           (a) in the case of the Warranties set out in Article 3.16 for a period of 6 years from the end of the last accounting period commencing prior to Completion; and


           (b) in the case of all other Warranties until eighteen (18) months following the Completion Date, unless a bona fide notice of claim shall have been given in writing before the expiration of that period, in which case the Warranty to which such notice applies shall survive in respect of that claim until the final determination or settlement of that claim.

7.2        SELLER AND PURCHASER PROTECTION

           The provisions of Article 9 shall apply in respect of claims made in respect of the Representations and Warranties set out in this Agreement against the Seller and, where applicable, to the Purchaser.

7.3        SURVIVAL OF PURCHASER'S REPRESENTATIONS AND WARRANTIES

           The representations and warranties of the Purchaser contained in this Agreement or any document or certificate given pursuant to this Agreement shall survive the Completion for the benefit of the Company for eighteen (18) months following the Completion Date, unless a bona fide notice of a claim shall have been given in writing before the expiration of that period, in which case the representation and warranty to which such notice applies shall survive in respect of that claim until the final determination or settlement of that claim.

7.4        SURVIVAL OF COVENANTS

           Except as otherwise provided in this Agreement, all covenants of the Seller and the Purchaser, as the case may be, contained in this Agreement shall survive the Completion for the benefit of the Purchaser or the Seller, as the case may be, indefinitely.

7.5        ACCESS FOR THE SELLER TO THE COMPANY'S INFORMATION


           The Purchaser agrees to give the Seller and his professional advisers reasonable access to the Company's documents, records and Dawood Khah, Mike Rae and Robert Innes in the presence of a representative of the Purchaser in accordance with clause 5.3 of the Escrow Agreement and in respect of any matter in respect of which the Purchaser is making any claim for indemnification or otherwise against the Seller under this Agreement or the Tax Deed of Covenant.

                                    ARTICLE 8

                                 INDEMNIFICATION

8.1 The Seller covenants and agrees to indemnify and keep indemnified and hold the Purchaser harmless, from and against any claims, demands, actions, cause of action, damage, losses, costs, liabilities or expenses (including reasonable legal and other professional fees reasonably incurred) which may be made or brought against the Purchaser or the Company or which the Purchaser or the Company may suffer or incur, in respect of, or arising out of:

           (a) the purchase by the Company of shares in the capital of the Company from David John Roper on 3 May 2000;


           (b) any liability of the Company incurred as a result of the termination of employment and/or directorship of the Seller; or


           (c) any liability, claim, cost or expense relating to the Pension Scheme;


           and any such indemnity shall be made on an after Tax basis which means that the amount of such payment shall be increased by such amount as will ensure that after deduction of any Tax which is payable by the recipient (or would be payable but for the availability of loss relief or capital allowances or any other form of relief) on or in respect of or by reference to such increased amount at the highest marginal rate of Tax payable by the recipient there shall be left in the hands of the recipient a sum equal to the amount that would have been payable had such payment not been subject to Tax in the hands of the recipient. Any payment made by the Seller to the Purchaser under this clause 8.1 shall operate to reduce the purchase price paid by the Purchaser to the Seller for the Shares. This Clause 8.1 shall only apply if the Inland Revenue withdraw or do not apply Extra Statutory Concession D22.

8.2 The Seller will not be liable to any other party for indirect or consequential damages.


8.3        PROCEDURE FOR INDEMNIFICATION

8.3.1 Claims Other Than Third Party Claims. Following receipt from the Purchaser of a written notice of a claim for indemnification, the Seller shall have 30 days to make such investigation of the claim as the Seller considers necessary or desirable. For the purpose of such investigation, the Purchaser shall make available to the Seller the information relied upon by the Purchaser to substantiate the claim. If the Seller and the Purchaser agree at or prior to the expiration of such 30 day period (or any mutually agreed upon extension thereof) to the validity and amount of the claim, the Seller shall immediately pay to the Purchaser the full agreed upon amount of the claim. In the absence of agreement, the claim shall be in dispute and may be pursued by either party by such means as it shall think including instituting proceedings against the other in respect thereof.


8.3.2 Third Party Claims. The Purchaser shall notify the Seller in writing as soon as is reasonably practicable after being informed in writing that facts exist which may result in a claim originating from a Person other than the Purchaser (a "Third Party Claim") and in respect of which a right of indemnification given pursuant to this
           Article 8 may apply. The Seller shall have the right to elect (subject to the other provisions of this clause), by written notice delivered to the Purchaser within 10 days of receipt by the Seller of the notice from the Purchaser in respect of the Third Party Claim, at the sole expense of the Seller, to participate in or assume control of the negotiation, settlement or defence of the Third Party Claim, provided that:


           (a) such will be done at all times in a diligent and bona fide matter;

           (b) the Seller acknowledges in writing its obligation to indemnify the Purchaser in accordance with the terms contained in this Agreement in respect of that Third Party Claim; and

           (c) the Seller shall pay all reasonable third party expenses reasonably incurred by the Indemnified Party as a result of such participation or assumption.

           If the Seller elects to assume such control, the Purchaser shall co-operate with the Seller and its counsel and shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim at its own expense. If the Seller does not so elect or, having elected to assume such control, thereafter fails to proceed with the settlement or defence of any such Third Party Claim, the Purchaser shall be entitled to assume such control. In such case, the Seller shall co-operate where necessary with the Purchaser and its counsel in connection with such Third Party Claim and the Seller shall be bound by the results obtained the Purchaser with respect to such Third Party Claim.

           If a Third Party Claim is made in connection with the purchase by the Company of its own shares referred to in clause 8.1(a) (a "Roper Third Party Claim") then the Seller shall, without prejudice to requirements of 8.3.2(a), (b) (c) above, be deemed to have elected to assume control of the negotiation, settlement or defence of the Roper Third Party Claim unless the Seller has notified the Purchaser within 10 days of receipt by the Seller of the notice from the Purchaser in respect of the Roper Third Party Claim that he does not wish to assume control of the negotiation, settlement or defence of the Roper Third Party Claim.

8.4        ADDITIONAL RULES AND PROCEDURES

           The obligation of the Seller to indemnify the Purchaser pursuant to this Article 8 shall also be subject to the following:

           8.4.1 the Purchaser shall only be entitled to make a claim for indemnification pursuant to Article 8.1(b), if written notice containing reasonable particulars of such claim is delivered to the Seller within thirty (30) months from the Completion Date;

           8.4.2 with respect to claims relating to amounts owing to Purchaser (other than a claim relating to the Pension Scheme under Article 8.1(c), no claim for indemnification may be made by the Purchaser until the aggregate value of all such claims exceed L30,000. Notwithstanding the foregoing, this L30,000 constitutes a deductible and the Seller shall be liable to indemnify the Purchaser only for those amounts claimed in excess of L30,000;

           8.4.3 with respect to claims relating to amounts owing to the Purchaser in respect of the Pension Scheme in accordance with Article 8.1(c), no claim for indemnification may be made by the Purchaser until the aggregate value of all such claims exceeds L5,000. Notwithstanding the foregoing, this L5,000 constitutes a deductible and the Seller shall be liable to indemnify the Purchaser only for those amounts claimed in excess of L5,000;

           8.4.4 in the absence of fraud or fraudulent misrepresentation or dishonesty on the party of the Seller, in no event may the aggregate amount of all claims for indemnification and/or under the Warranties and/or the Tax Deed by the Purchaser exceed the Purchase Price;

           8.4.5 if any Third Party Claim is of a nature such that the Purchaser is required by applicable law to make a payment to any Person (a "Third Party") with respect to such Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Purchaser may make such payment and the Seller shall, forthwith after demand by the Purchaser, reimburse the Purchaser for any such payment. If the amount of any liability under the Third Party Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Seller to the Purchaser, the Purchaser shall, forthwith after receipt of the difference from the Third Party, pay such difference to the Seller;


           8.4.6 except in the circumstances contemplated by Section 8.4.5 above, and whether or not the Seller assumes control of the negotiation, settlement or defence of any Third Party Claim, the Purchaser shall not settle or compromise any Third Party Claim except with the prior written consent of the Seller (which consent shall not be unreasonably withheld). A failure by the Seller to respond in writing to a written request by the Purchaser for consent for a period of five Business Days or more, shall be deemed a consent by the Seller to such request;

           8.4.7 the Purchaser and the Seller shall provide each other on an ongoing basis with all information which may be relevant to the other's liability hereunder and shall supply copies of all relevant documentation promptly as they become available.

8.5        CUMULATIVE RIGHTS

           The rights of indemnification contained in this Article 8 are cumulative and are in addition to every other right or remedy of the parties contained in this Agreement or otherwise.

                                    ARTICLE 9

                             LIMITATION OF LIABILITY

9.1 The provisions of this Article shall operate to limit the aggregate liability of the Seller and the Purchaser where this is expressly stated under the Warranties notwithstanding anything contained in this Agreement. Where expressly stated to do so, the provisions of this Article shall also operate to limit the liability of the Seller under the Tax Deed of Covenant.

9.2 Each of the Purchaser and the Seller hereby confirms that it has not relied on any representation warranty or undertaking of the other or any other persons save as expressly set out in this Agreement.

9.3 Subject to Article 9.23, this Agreement shall constitute the entire understanding and agreement between the parties hereto and no representation warranties or undertakings expressed or implied statutory or otherwise made by or on behalf of the Seller or the Purchaser in connection with or arising out of the sale of the Shares and which are not contained in this Agreement shall give rise to any liability on the part of the maker or makers thereof.

9.4 Notwithstanding anything in this Agreement to the contrary, neither Party (the "Claiming Party") shall be liable (by way of damages or otherwise howsoever) in respect of any breach of the Warranties unless the other party (the "Other Party") shall have been given written notice by the Claiming Party prior to the date specified in
           Article 7.1 specifying the breach or claim in question and containing the Claiming Party's best estimate of the aggregate amount of such claim and quantifying to the extent that such information is available to the Purchaser or the Company the Claiming Party's loss and the Other Party shall cease to be under any liability to the Claiming Party in respect of any breach of the Warranties or claim under the Indemnities unless the Claiming Party shall have served a statement of claim on the Other Party within six months of the giving of such notice as aforesaid.

9.5 The aggregate liability of the Seller in respect of all claims for breach of any of the warranties or claims under the Tax Deed of Covenant (or the indemnities referred to in Article 8.1) shall not in any event exceed an amount equal to the aggregate consideration paid to the Seller by the Purchaser less L1,125,000.

9.6 No liability shall in any event arise in respect of any claim for breach of the Warranties or under the Tax Deed of Covenant unless the liability arising from such claim together with the aggregate of all claims (other than those referred to in Article 9.7) arising from a breach of the Warranties or a claim under the Tax Deed of Covenant (other than a claim made under the Tax Deed of Covenant with respect to the transfer of the Property by the Company prior to Completion) amounts to L50,000 or more and then the Seller's liability shall only be in respect of the excess over L50,000.

9.7 Single claims in respect of the Warranties or claims under the Tax Deed of Covenant of L5,000 or less shall be disregarded for all purposes.


9.8 Each of the Purchaser and the Seller agrees that it shall reimburse to the other or to such of them as shall have made the relevant payment an amount equal to any sum paid by the other under any of the Warranties which is subsequently recovered by or paid to it by a third party together with any interest thereon (but after deducting costs or expenses of recovery including tax payable) provided that the limitation in this Article 9.8 shall not apply in respect of any sums owing by the Seller to the Company as at the date of Completion which the Purchaser has agreed will remain outstanding until 31 May 2002 and which shall, for the avoidance of doubt, be interest free.

9.9 In the event that the Purchaser shall be in receipt of any claim from a third party which might constitute or give rise to a breach of any of the Warranties the Purchaser shall forthwith notify the Seller giving full details as far as practicable and shall not settle or compromise any such claim or make any admission of liability without the prior written consent of the Seller and, if so requested by the Seller, the Purchaser shall take all reasonable steps to avoid, resist, appeal, compromise or defend any claim and any adjudication in respect thereof and for this purpose take all appropriate proceedings in the name of the Company and the Seller shall be allowed to have the conduct of any negotiations proceedings or appeals incidental to any claim against the Seller which might constitute a breach of any of the Warranties or other provisions of this Agreement.

9.10 Where following the Completion Date the Purchaser has or may have a claim against a third party in relation to any matter which may give rise to a claim under the Warranties the Purchaser shall procure that it (or as the case may be the Company) takes reasonable measures to recover any amounts due from any such third party as soon as reasonably practicable and shall, if the Seller has already paid sums to the Purchaser, in respect of the subject matter of the claim forthwith upon such recovery reimburse the Seller in respect of the amount so recovered (net of the costs of recovery including Taxation) up to the amount paid by the Seller in respect of any such breach of Warranty.

9.11 Each Party shall, so far as reasonably practicable, preserve all material documents, records, correspondence, accounts and other information relating to any matter which has given rise, or which it is aware may give rise, to a claim under this Agreement or the Tax Deed of Covenant.

9.12 The amount of any claim for breach of Warranties or under the Tax Deed of Covenant paid by the Seller under this Agreement shall be deemed to constitute a reduction in the Purchase Price to the extent permitted by law or Inland Revenue practice.

9.13 Where a breach of any of the Warranties shall be in respect of a matter where the Company shall be insured against any loss or damage arising therefrom the Purchaser shall not make any claim against the Seller for breach of any such warranty representation or undertaking without first procuring that the Company shall make a claim against its insurers for compensation for the loss or damage suffered and thereafter any claim against the Seller shall be limited (in addition to the limitation on the Seller' liability elsewhere referred to herein) to damage suffered by the Purchaser as a result of such breach shall exceed the compensation paid by the said insurers to the Company.

9.14 If any claim arising under the Warranties shall arise by reason of some liability of the Company which at the time the breach is notified to the Seller is contingent only then the Seller shall not be under any obligation to make any payment to the Purchaser hereunder until such time as the contingent liability ceases to be contingent, however for the purposes of the time limitation specified in Article 7.1, it will be sufficient that Purchaser gave Seller notice of such contingent claim prior to the date specified in
           Article 7.1.

9.15 The Purchaser shall take or procure that the Company shall take all reasonable steps necessary to mitigate any loss in relation to any claim against the Company which might constitute a breach of any of the Warranties.

9.16 No liability shall attach to the Seller in respect of a claim for breach of the Warranties to the extent that:


           9.16.1 such claim has been or is compensated by the discharge of any liability giving rise to such claim for an amount less than that provided for in the Financial Statements or the Completion Accounts;

           9.16.2 any such breach or claim is directly attributable (wholly or mainly) to or directly arises from any voluntary act, omission, transaction or arrangement outside the ordinary course of business of or carried out by any of the Purchaser or the Company, a company within the Purchaser's group of companies or their respective successors in title from time to time or any subsidiary or associated company of any of the foregoing at any time after Completion which the Purchaser knew would give rise to the liability in question;

           9.16.3 any over provisions allowance or reserve was made in the Financial Statements or is made in the Completion Accounts in respect of any such liability;

           9.16.4 allowance, provision or reserve has been made in the Financial Statements or Completion Accounts in respect of the matter to which such liability relates; and

           9.16.5 any Taxation for which the Company is or may be liable to be assessed or accountable is reduced or extinguished as a result of any such claim or liability or to the extent that relief arising wholly before Completion and not taken into account or otherwise reflected in the Completion Accounts is utilised to reduce such liability to Taxation;

9.17 No liability to attach to the Seller or the Purchaser in respect of any breach of the Warranties to the extent that any such breach or claim occurs as a result of any legislation not in force at the Completion Date which takes effect retrospectively or occurs as a result of any increase in the rate of Taxation or an alteration in the published practice and custom of the Inland Revenue or other Taxation Authority from that in force at the date hereof;

9.18 All amounts available for set-off or otherwise liable to be deducted pursuant to Article 9.16 or 9.17 shall first be taken into account for the purpose of determining the amount of loss sustained in connection with the de minimis limits referred to this Article 9.


9.19 Neither the Purchaser nor the Company shall be entitled to claim that any fact or circumstance constitutes a breach of any of the Warranties if such fact or circumstances has been clearly disclosed in this Agreement in the Financial Statements, the Management Accounts or in or in the Disclosure Letter or in any other letter document or communication expressly referred to in this Agreement or in any of the schedules hereto or to the Disclosure Letter.

9.20 Neither the Purchaser nor the Company nor the Seller, shall be entitled to recover any sum in respect of any claim for breach of any of the Warranties or claim under the Tax Deed of Covenant or otherwise obtain reimbursement or restitution more than once in respect of any one liability nor shall they be entitled to utilise any saving, recovery, set-off or relief more than once to reduce any liability for breach of any of the Warranties or amount of any claim under the Tax Deed of Covenant.

9.21 Any breach of the Warranties, or mis-statement of fact shall not give rise to a right on the part of the Purchaser to rescind or terminate this Agreement following Completion.

9.22 Nothing in this Article or contained in the Warranties shall be deemed to relieve the Purchaser or the Company or the Seller from any common law duty to mitigate any loss or damage incurred by them.

9.23 Nothing in this Article or this Agreement or the Tax Deed of Covenant shall seek to limit the Seller's liability or the Purchaser's liability in respect of fraud or fraudulent misrepresentation or other dishonest conduct.

                                   ARTICLE 10

                CONDITIONS OF COMPLETION IN FAVOUR OF THE SELLER

10.1       OBLIGATIONS OF THE COMPANY

           The obligation of the Seller to sell the Shares is contingent upon the fulfilment, performance and satisfaction of each of the conditions set forth below. The

           Purchaser acknowledges that the following conditions are for the exclusive benefit of the Seller.

           (i) REPRESENTATIONS AND WARRANTIES. All representations and warranties of the Purchaser made in or pursuant to this Agreement shall be true and correct at the Completion Date. The Completion of the transaction provided for in this Agreement shall not be nor be deemed to be a waiver of the representations and warranties contained in this Agreement, which representations and warranties shall continue in full force and effect for the benefit of the Seller as provided in Article 4.

           (ii) PERFORMANCE OF COVENANTS. The Purchaser shall have performed or complied with, in all respects, all the obligations, covenants and agreements in this Agreement to be performed or complied with by the Purchaser at or prior to the Completion Date. The Purchaser shall not be in breach of any covenant on its part contained in this Agreement.

           (iii) NO ACTION TO RESTRAIN. No action or proceeding shall be pending or threatened by any governmental or regulatory agency or authority or any other Person (including a party hereto) to restrain or prohibit the Completion of the transaction contemplated by this Agreement.

10.2       WAIVER

           If any of the conditions set forth in any this Article have not been fulfilled, performed or satisfied at or prior to the Completion Date (or delay thereof determined by the Purchaser), the Seller may, by written notice to the Purchaser, terminate all of its obligations hereunder and the Seller shall be released from all its obligations under this Agreement. Any of these conditions may be waived in whole or in part by the Seller by instrument in writing, without prejudice to any of its rights of termination in the event of non-performance of any other condition, obligation or covenant in whole or in part, and without prejudice to its right to complete the transaction of purchase and sale contemplated by this Agreement and claim damages for breach of representation, warranty or covenant.

                                   ARTICLE 11

                                 PENSION SCHEME

11.1 Subject to Article 11.2 the Purchaser and the Seller agree to use all reasonable endeavours to procure that within six months of Completion a company nominated by the Seller will replace the Company as principal employer for the purpose of the Pension Scheme.

11.2 The Purchaser agrees to procure that while the Company remains the principal employer of the Pension Scheme the Company will exercise any power or discretion vested in it under the Pension Scheme in accordance with directions given to it in writing by the majority of the trustees except that the Company shall not be required to exercise any discretion or power (or to concur with any action proposed or decision made by the trustees of the Pension Scheme as the case may be) if to exercise that power or discretion (or to agree to or concur with that action or decision as the case may be) would impose any liability or obligation on the Company in addition to those which applied to it at the date of this Agreement.

11.3 The Purchaser agrees to procure also that after Completion the Company will if so requested by the Seller while the Company remains the principal employer of the Pension Scheme do all such things as may reasonably be required by the Seller in respect of the Pension Scheme to ensure that the Pension Scheme retains approval as an exempt approved scheme for the purposes of Chapter I of Part XIV of the Income and Corporation Taxes Act 1988 including without limitation if so expressly required by the Inland Revenue the provisions required by the Inland Revenue to take account of the requirements of Chapter I of Part IV of the Welfare Reform and Pensions Act 1999.

11.4 The Seller in his capacity as trustee of the Pension Scheme agrees not to make any claim against the Company under any right or power which he may have as trustee of the Pension Scheme except for the purposes of Article 11.2 or 11.3.

                                   ARTICLE 12

                                     GENERAL

12.1       NOTICE

           All notices required or permitted by this Agreement shall be in writing and delivered by hand or sent by telecopier to:

           the Purchaser:


           Address:        Gav-Yam Centre No. 3
                           9 Shenkar Street
                           PO Box 2061
                           Herzlia B 46120
                           Israel
                           Attn: Brian Berman, CFO

           Fax Number:     972-9-9709337


           With a copy (which will not constitute notice) to:
           Efrati, Galili & Co.
           6 Wissotsky Street
           Tel Aviv, Israel
           Attn: Ian Rostowsky, Adv.

           Fax Number:     972-3-5452050



           the Seller Address:60 Rubislaw Den North, Aberdeen AB15 4AN, Scotland

           or at such other address or fax number of which the addressee may from time to time have notified the addressor. A notice shall be deemed to have been sent and received on the day it is delivered by hand or on the day on which transmission is confirmed, if telecopied. If such day is not a Business Day or if the notice is received after ordinary office hours (time of place of receipt), the notice shall be deemed to have been sent and received on the next Business Day.

12.2       COSTS

           Except as otherwise provided in this Agreement, each party shall be responsible for its own fees, expenses, and other costs incurred in connection with negotiation and execution of this Agreement and the purchase and sale of the Shares.

12.3       TIME OF THE ESSENCE

           Time is of the essence to every provision of this Agreement. Extension, waiver or variation of any provision of this Agreement shall not be deemed to affect this provision and there shall be no implied waiver of this provision.

12.4       FURTHER ACTS

           The parties acknowledge that their co-operation is required to facilitate the Completion. The parties shall do or cause to be done all such further acts and things as may be necessary or desirable to give full effect to this Agreement.

12.5       AMENDMENT

           This Agreement may be amended only by written agreement of the parties.

12.6       WAIVER

           No waiver of any provision of this Agreement shall be binding unless it is in writing. No indulgence or forbearance by a party shall constitute a waiver of such party's right to insist on performance in full and in a timely manner of all covenants in this Agreement. Waiver of any provision shall not be deemed to waive the same provision thereafter, or any other provision of this Agreement at any time.

12.7       ENTIRE AGREEMENT

           This Agreement and the documents referred to in it contain the whole agreement between the parties relating to the transactions contemplated by this Agreement and the documents referred to in it and supersede all previous documents between the parties relating to these transactions.

12.8       SEVERABILITY

           If any provision of this Agreement is invalid or unenforceable, such provision shall be severed and the remainder of this Agreement shall be unaffected thereby and shall continue to be valid and enforceable to the fullest extent permitted by law.

12.9       COUNTERPARTS

           This Agreement may be executed in one or more counterparts (by original or facsimile signature) which, together, shall constitute one and the same Agreement. This Agreement shall not be binding upon any party until it has been executed by each of the parties and delivered to all other parties.

12.10      ASSIGNMENT

           Neither this Agreement nor any rights or obligations hereunder may be assigned, directly or indirectly, by any party without the prior written consent of the other parties, except that Purchaser may assign all or part of its rights or obligations hereunder to a direct or indirect subsidiary. Any assignment without such consent shall be null and void.

12.11      ENUREMENT AND BINDING EFFECT

           This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors, heirs, executors, administrators, personal representatives and permitted assigns.

12.12      GOVERNING LAW AND JURISDICTION

           This Agreement (other than the lease of the Leased Premises, which shall be subject to Scots law) shall be governed by and considered in accordance with English law and the Parties submit to the non-exclusive jurisdiction of English Courts.

AS WITNESS the signatures of the Parties or their duly authorised representatives the day and year first before written.



---------------------------------------
PARADIGM GEOPHYSICAL LIMITED



By:
    -----------------------------------

Title:
       --------------------------------


---------------------------------------
PETER DAVID RABY

                                   SCHEDULE 1


                           PARTICULARS OF THE COMPANY


Name:                               Sysdrill Limited

Company Registration No:            SCO 86248

Registered Office                   57 Crown Street
                                    Aberdeen
                                    AB11 6AH

Date of Incorporation:              16 January 1984

Country of Incorporation:           Registered in Scotland

Accounting Reference Date:          31 December

Directors:                          Peter David Raby

Secretary:                          Esslemont and Cameron

Authorised Share Capital:           100 Ordinary Share of L1.00

Issued Share Capital:               1 Ordinary Share of L1.00

Charges:                            None

Auditors:                           Deloitte and Touche

Tax Residence:                      UK

Nature of Business:                 Software Consultancy, development and supply

Bankers:                            Barclays Bank PLC

                                   SCHEDULE 2

   PREPARATION OF THE COMPLETION ACCOUNTS AND ADJUSTMENT OF THE PURCHASE PRICE


           1.         ADJUSTMENT OF PURCHASE PRICE

           1.1 ADJUSTMENT CRITERIA. The Purchase Price is based on the audited balance sheet of the Company as of December 31, 1999 attached hereto as EXHIBIT "E" (the "AUDITED VALUATION BALANCE SHEET"). The final Purchase Price will be determined according to the Completion Balance Sheet and shall be increased or decreased according to the following:

                      a) any change in the Net Assets, in the audited Completion Balance Sheet compared to the Audited Valuation Balance Sheet but excluding cash at bank and in hand, and buildings, computer hardware and office equipment, loans and investments, term loans and directors loan account and assuming, prior to Completion Date, the sale and/or transfer out of the Company of freehold land and buildings and investments held as fixed assets, and

                      b) any amount by which the cash at bank and in hand is greater or less than L300,000, in accordance with the audited Completion Balance Sheet, and

                      c)         increased by:

                      i. the indebtedness of the Company to one of the Purchaser's UK subsidiaries in the amount of L54,720,

                      ii L130,000 representing the agreed value of the Company's contribution to the Purchaser's products,

                      iii the balance of the Seller's loan account with the Company in accordance with the audited Completion Balance Sheet, such balance to include sums due to the Company from the Seller for the acquisition of investments held as fixed assets,

                      iv the gross proceeds of sale of the freehold land and buildings held as cash at bank or in hand at Completion Date.


           2.         PREPARATION AND DELIVERY OF COMPLETION FINANCIAL
                      STATEMENTS.

           2.1 The parties shall instruct the Seller's Accountants to prepare, as soon as reasonably practicable and by no later than sixty (60) days after the date hereof, the draft closing balance sheet (the "DRAFT COMPLETION BALANCE SHEET") as at the Completion Accounts Date together with the related audited statement of profit and loss of the Company (collectively the "DRAFT COMPLETION ACCOUNTS") for the period ended on such date, in accordance with GAAP and as adjusted in accordance with paragraph 1 of this Schedule 2 for those assets or liabilities that are no longer included in the Company's assets or liabilities as a result of having been sold, transferred or otherwise disposed of, as agreed between the parties, before Completion Date. The costs of the Seller's Accountants in the preparation of the Draft Completion Accounts shall be borne equally by the Seller and the Purchaser.

           2.2 The Purchaser shall (and shall procure that the Company shall) ensure that the Seller's Accountants are provided with all reasonable access to the premises of the Company and to the accounting and other relevant books and records of the Company as needed in connection with the preparation and audit of the audited Draft Completion Accounts and each of the Seller and the Purchaser shall (and the Purchaser shall procure that the Company shall) provide explanations and assistance to the Seller's Accountants as required.

           2.3 As soon as reasonably practicable after completion of the draft Completion Accounts, the Seller shall procure delivery of

                      (a)        a copy of the Draft Completion Accounts; and

                      (b) a certificate (the "DRAFT ADJUSTMENT CERTIFICATE"), setting forth in reasonable detail the Seller's Accountants' computation of the amount of the required adjustment, if any, required by paragraph 1 above.

           2.3 On receipt of the documents referred to in paragraph 2.2 above, the Purchaser shall instruct the Purchaser's Accountants to review the Draft Completion Accounts and Draft Adjustment Certificate as soon as possible.

           2.4 The Purchaser shall within 20 Business Days from the deliver to the Purchaser of the Draft Completion Accounts and the Draft Adjustment Certificate deliver to the Seller a statement or any and all adjustments which the Purchaser's Accountants to be made to the Draft Completion Accounts and the Draft Adjustment Certificate pursuant to their review

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                      thereof in order to establish that that the Draft
                      Completion Accounts and the Draft Adjustment Certificate reflect the principles set out in the Agreement, together with the working papers and calculations relating to such adjustments. If the Purchaser shall not within the said period deliver a statement of adjustments then it shall be deemed to have accepted the Draft Completion Accounts and Draft Adjustment Statement which shall be final and binding on the Purchaser and shall be conclusive proof of the amount of the adjustment to be made to the Purchase Price.

           2.5 If within 20 Business Days from the delivery of the adjustments and related documents referred to in paragraph
                      2.4 the Seller shall not have given notice to the Purchaser disputing the statement of adjustments prepared by the Purchaser's Accountants then the Draft Completion Accounts and Draft Adjustment Certificate as adjusted by the Purchaser's Accountants shall be deemed to be agreed and thereupon shall become final and binding on the Seller and shall be conclusive proof of the amount of the adjustment to be made to the Purchase Price.

           2.6 The Seller shall be entitled by written notice to the Purchaser given within [20] Business Days from the delivery of the Purchaser's Accountants' adjustments to dispute the statement of adjustments and the amount stated in the amended Draft Adjustment Certificate and to require that a dispute concerning such statement of adjustments be referred for final decision to an independent chartered accountant (the "EXPERT") agreed upon by the Seller and the Purchaser of, failing agreement, nominated for this purpose on the application of either party by the President for the time being of the Institute of Chartered Accountants in England and Wales.

           2.7 The Seller and the Purchaser shall each be entitled to make representations to the Expert concerning the dispute through their respective accountants and/or other nominated adviser.

           2.8 The Expert shall decide the dispute and in so doing shall be deemed to act as an expert and not as an arbitrator and shall certify the Draft Completion Accounts and the amount of the Draft Adjustment Certificate as determined by him and his decision shall, in the absence of manifest error, be final and binding on the parties.

           2.9 The costs of the Expert shall be payable as the Expert shall direct.


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           2.10       The Draft Completion Accounts and the Draft Adjustment
                      Certificate as certificate by the Expert (if the reference to the Expert is invoked) shall constitute the Completion Accounts and Adjustment Certificate.

           2.11 Once the final Completion Accounts and Adjustment Certificate have been agreed (or deemed to be agreed) in accordance with the provisions of this paragraph 2, the adjustment of the Purchase Price will be made by way of an automatic adjustment of the principal amount payable under the Loan Notes.




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                                   SCHEDULE 3

                              TAX DEED OF COVENANT




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